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April 18, 2016

VIA EDGAR AND ELECTRONIC MAIL

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

> Re: RTI Surgical, Inc.
> Soliciting Materials filed pursuant to Rule 14a-12 on April 6, 2016
> Filed by Krensavage Partners, LP, Krensavage Advisors, LLC, Krensavage
>   Partners Too, LP, Krensavage Advisors Too, LLC, Krensavage Asset
>   Management, LLC, Michael P. Krensavage, Jeffrey D. Goldberg, Mark D.
>   Stolper, John S. Watts Jr., and Frank R. Williams Jr.
> File No. 000-31271

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission"), dated April 11, 2016 (the "Staff Letter"), with regard to the above-referenced soliciting materials filed by Krensavage Partners, LP and the other participants in its solicitation (collectively, "Krensavage") on April 6, 2016 (the "Soliciting Materials") with respect to RTI Surgical, Inc. ("RTIX" or the "Company"). We have reviewed the Staff Letter with Krensavage and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.

1. *Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following examples that must be supported:*

   Krensavage acknowledges the Staff's comment and provides the following supplemental support.

   - *that the board has harmed shareholders for years;*

   Krensavage believes the Board has harmed RTIX shareholders given its failure to hold management or itself accountable for the Company's prolonged underperformance.

Since the Company went public in August of 2000, at $14 per share, RTIX's shares have declined 71% to $3.99 on April 12, 2016. Notably, the Company's shares have eroded 7.9% per year between August of 2000 and March 31, 2016, according to Bloomberg. By comparison, the Russell 2000 has appreciated 6.17% a year, according to Bloomberg.

Source:Bloomberg

In addition, Krensavage respectfully refers the Staff to the "Reasons for the Solicitation" section of its preliminary proxy statement (the "Preliminary Proxy Statement"), portions of which are summarized below, filed with the Commission on April 12, 2016 in connection with the Company's 2016 annual meeting of shareholders, which can be viewed at the following link: https://www.sec.gov/Archives/edgar/data/1100441/000135448816006961/prec14a10653002_04122016.htm.

Specifically, RTIX shares have underperformed the NASDAQ Composite and S&P 500 Health Care Equipment Index over almost any relevant time period, as displayed in the chart below.

Sources: The S&P 500 Health Care Equipment Index data is taken from us.spindices.com; The NASDAQ Composite Total Return data is taken from www.google.com/finance; The RTI Surgical data is taken from NASDAQ.com.

In the second half of 2015, RTIX shares lost 39%, erasing roughly $144.5 million of shareholder wealth.

Source: NASDAQ.com

By failing to hold management accountable for the Company's prolonged underperformance, Krensavage believes the Board has harmed shareholders by failing to protect their best interests. Please also refer to the responses below, which Krensavage believes demonstrate additional shortcomings of the Company that have been detrimental to RTIX shareholders.

- *that the company has experienced lackluster financial results, bungled acquisitions and erosion of shareholder value during Mr. Hutchison's tenure; and,*

Krensavage believes that the Company has experienced lackluster financial results, bungled acquisitions and erosion of shareholder value during Mr. Hutchison's tenure for the reasons set forth below. Reference is also made to the "Reasons for the Solicitation" section of the Preliminary Proxy Statement, certain provisions of which are summarized below.

1. Lackluster financial results

Since the Company went public in 2000, it has produced a cumulative net loss of $235.5 million and negative free cash flow (defined as operating cash flow less capital spending) of $68 million, based on Krensavage's analysis.[1] Notably, since going public in 2000, the Company generated positive free cash flow in only 4 out of the past 15 years, and generated a negative free cash flow of $36.9 million in just the past 3 years.

Further, the Company has a history of missed targets and revised guidance. While Krensavage had hoped that the Company had learned from its October 2013 guidance debacle, in which it slashed its revenue goal 10 weeks after providing it, on October 29, 2015, RTIX reported less-than-expected third-quarter revenue and cut its 2015 revenue and earnings targets. The Company also guided that Q1 2016 revenues will be down between 3.0-4.5% compared to Q1 2015 revenues or down 13.3-14.6% compared to Q4 2015 revenues.

Source: Company filings (in millions)

In addition, the Company recently disclosed troubling shortfalls in its Proxy Statement for the Annual Meeting. Specifically, the Company disclosed that it missed each of four 2015 goals set by its compensation committee after missing all three of 2014's goals. The most-stunning shortfall in Krensavage's view is the Company's failure to hit its $27 million targeted cash flow. It instead generated cash flow of $9 million in 2015, its third-consecutive year of subpar cash flow. In 2014, it achieved cash flow of $6.9 million instead of its target of $26 million. In 2013, it burned $4.5 million of cash instead of reaching its target of $17.2 million of positive cash flow. RTIX's other three targets it missed in 2015 are sales of the three "focused" products as well as overall revenue and operating margin.

---

[1] Analysis derived from data in Company's financial statements from 2000 through 2015. For 2013 and 2014, the net income (loss) used to generate the analysis was the net income applicable to RTI Surgical's common shares and for 2007, the net cash provided by operating activities was obtained from the Company's 2008 and 2009 10-Ks (as opposed to the 2007 10-K).

April 18, 2016
Page 5

2. Bungled acquisitions

On November 13, 2007, RTIX agreed to buy Tutogen Medical Inc. ("Tutogen") for $261 million. On June, 12, 2013, RTIX agreed to pay $130 million to purchase Pioneer Surgical Technology Inc. ("Pioneer"). The combined transaction value was $391 million. RTIX's market value on April 12, 2016 was roughly $230 million. In other words, $160 million of equity value has disappeared since RTIX acquired the two companies.

Further, during a July 2013 conference call to tout RTIX's $130 million purchase of privately held Pioneer, CEO Hutchison said he expected Pioneer's revenue to grow at least 10% a year. The combined company, he said, had pro forma revenue of $263 million in the year ended March 31, 2013.

In fact, surgeons who owned shares of Pioneer, disappointed with the sales price, reduced orders of Pioneer's medical devices. In October of 2013, RTIX slashed its revenue target ten weeks after providing it.

With respect to the Tutogen acquisition, the Company paid roughly 5 times revenue and 75 times operating income for a provider of tissue for repair of bone and teeth. Within 10 months, the Company recorded an impairment charge of $103 million after the value of its equity plummeted and wrote off an additional $134.7 million in the third quarter of 2010.

3. **Erosion of shareholder value under Hutchison's tenure.**

Since Mr. Hutchison became CEO in December of 2001, RTIX shares have declined 61%, according to Bloomberg, while the Russell 20000 returned 175% including dividends.

In addition, we respectfully refer the Staff to Krensavage's response to the first statement above demonstrating the Company's prolonged stock price underperformance.

- *that the departure of three directors is a clear indication that someone on the board agrees the company needs new leadership.*

In a telephone conversation with Michael Krensavage and Louis Parks on March 29, 2016, RTIX director Curt Selquist said Krensavage's activism prompted changes at RTIX. Further, Krensavage believes that the departure of three directors during the midst of a proxy contest is not mere coincidence and demonstrates reactive changes in light of Kensavage's campaign for a reconstituted Board and its belief that new leadership is required at RTIX to reverse the Company's prolonged underperformance.

* * * * *

In addition, the Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Meagan M. Reda

Meagan M. Reda

cc: Michael Krensavage
         Krensavage Asset Management, LLC

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") in its comment letter dated April 11, 2016 (the "Staff Letter") relating to the Soliciting Materials filed by the undersigned on April 6, 2016 (the "Filing"), each of the undersigned acknowledges the following:

- the undersigned is responsible for the adequacy and accuracy of the disclosure in the Filing;

- the Staff's comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

- the undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGES]

Krensavage Partners, LP

By: Krensavage Asset Management, LLC
       Investment Manager

By: /s/ Michael P. Krensavage
       Name: Michael P. Krensavage
       Title: Managing Member

Krensavage Partners Too, LP

By: Krensavage Asset Management, LLC
       Investment Manager

By: /s/ Michael P. Krensavage
       Name: Michael P. Krensavage
       Title: Managing Member

Krensavage Advisors, LLC

By: /s/ Michael P. Krensavage
      Name: Michael P. Krensavage
      Title: Owner

Krensavage Advisors Too, LLC

By: /s/ Michael P. Krensavage
      Name: Michael P. Krensavage
      Title: Owner

Krensavage Asset Management, LLC

By: /s/ Michael P. Krensavage
      Name: Michael P. Krensavage
      Title: Managing Member

/s/ Michael P. Krensavage
MICHAEL P. KRENSAVAGE
Individually and as attorney-in-fact for Jeffrey D.
Goldberg, Mark D. Stolper, and Frank R.Williams Jr.